Exhibit 1.02

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This is the Conflict Minerals Report of Iridex Corporation (the “Company”, “Iridex”, “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2013 to December 31, 2013. Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. For the purposes of this Report, “Conflict minerals” means cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

This Report has not been audited by an independent private sector auditor.

Company and Products Overview

We are a leading worldwide provider of therapeutic-based laser systems, delivery devices and consumable instrumentation used to treat sight-threatening eye diseases in ophthalmology.

We rely on third parties to manufacture substantially all of the components used in our products. We assemble critical subassemblies and the final product at our facility in Mountain View, California. Materials, components and subassemblies provided by our suppliers and external manufacturers and included in the our products are sourced from a global supply base, over which we exercise little, if any, control. We do not directly engage in any mining operations, nor do we purchase raw ore or unrefined conflict minerals. We purchase no components that are integrated directly into or used in the manufacture of our products from any covered country. “Covered countries” means the Democratic Republic of Congo and its adjoining countries, including the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As part of our conflict minerals due diligence process, our senior management consulted with our procurement department to determine, based on, among other things, product lists and documentation provided by suppliers, which of our products would reasonably be expected to contain conflict minerals that are necessary to the functionality or production of those products. Based upon the results of this internal inquiry, we determined that conflict minerals are necessary to the functionality or production of Company products that contain or include fabricated metal components that has been anodyzed or coated, electronic circuit boards, electronic cables, probes or optical lenses (the “Covered Products”).

Reasonable Country of Origin Inquiry and Conclusion

We performed in good faith a reasonable country of origin inquiry (“RCOI”) on conflict minerals that were in our supply chain after January 1, 2013, which inquiry was reasonably designed to determine whether suppliers of components of the Covered Products containing conflict minerals sourced them from any covered country or from recycled or scrap sources.

In order to make the RCOI determination, we solicited information from our suppliers during the period of January 2014 to May 2014 regarding the source of the conflict minerals supplied to us during the year ended December 31, 2013, using the template developed jointly by the companies of Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Alternatively, we requested that suppliers provide a Smelter/Refiner Certification certifying that (1) conflict minerals produced by the supplier for us were obtained from a conflict-free area, (2) the supplier has processes in place to trace materials and products to ensure that conflict minerals contained in products were not mined in conditions of armed conflict and human rights abuses and (3) the supplier maintains a Conflict Minerals Statement/Policy, and a copy of such policy.

We determined that 42 of our suppliers were within the scope of our external RCOI and due diligence inquiry because the parts or components that they supply to us potentially contain conflict minerals. We sent the Template to each of these suppliers, and received responses from all suppliers contacted. Because of the complexity of our products and supply chain, we are reliant upon our direct suppliers to identify their suppliers and to identify the source of any conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

With a single exception, our suppliers’ responses to the Template indicated that no conflict minerals that were necessary to the functionality or production of Covered Products had originated in a covered country. One supplier indicated to us that it had insufficient information to determine the source of the conflict minerals that it supplied to us.

Based on the RCOI described above, it is our conclusion that we have reason to believe that our necessary conflict minerals may have originated in a covered country. We have reached this conclusion because one of our suppliers indicated that it had insufficient information to determine the source of the conflict minerals that it supplied to us.

Due Diligence Program

Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.iridex.com. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this Report.

Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the second edition of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines.

Our conflict minerals due diligence process was conducted by a cross-functional team comprised of senior executives and supply-chain personnel. Our due diligence process included submitting the Template to our suppliers described above under “—Reasonable Country of Origin Inquiry and Conclusion.” As described above, we contacted 42 suppliers and received responses from all suppliers contacted. In the case of one supplier, its responses indicated that it had insufficient information to determine the source of the conflict minerals that it supplied to us.

With respect to the supplier who did not advise us that no conflict minerals that were necessary to the functionality or production of our products had been sourced from such supplier originated from a covered country, we sought to identify the smelters from which conflict minerals were obtained by such supplier and to compare those smelters against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing (“CFS”) program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in a covered country.

In the case of the supplier who represented to us that it had insufficient information to determine the source of the conflict minerals that it supplied to us, no information concerning the smelter(s) from which it obtained conflict minerals was received. Due to this lack of information, we believe that our due diligence process was unable to determine whether all of such supplier’s parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in a covered country.

Based on the due diligence program described above, it is our conclusion that our products containing or utilizing components sourced from the supplier that was unable to represent to us the source of the conflict minerals that it supplied to us, as described below under “—Product Description,” are DRC conflict undeterminable.

Risk Mitigation

We intend to undertake the following steps to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals;

•	examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the CFS program.

Product Description

Based on the due diligence process described above, we have determined that a footswitch that is available to customers at their option in connection all of our console units is DRC conflict undeterminable. Our console units include each of our following products:

  IQ Products:

•	IQ 532

•	IQ 532XP

•	IQ 577

•	IQ 810

  OcuLight Products:

•	GL

•	GLx

•	TX

•	SL

•	SLx

As described above, we have concluded that these products are DRC conflict undeterminable because one of our relevant suppliers indicated that it was unsure of the origin of the conflict minerals that it supplied to us. Consequently, we do not know the facilities used to process the conflict minerals in those products or the country of origin of the necessary conflict minerals in those products. We have sought to determine the mine or location of origin with the greatest possible specificity by utilizing the due diligence process described above.

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